UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

RIBBON COMMUNICATIONS INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-38267	82-1669692
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

6500 Chase Oaks Blvd, Suite 100, Plano, TX 75023

(Address of Principal Executive Offices) (Zip Code)

Patrick W. Macken, Executive Vice President, Chief Legal Officer and Secretary

(877) 412-8867

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 — Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

Ribbon Communications Inc. (the “Company” or “Ribbon”) has determined that some of the products that it manufactured or contracted to manufacture through the end of reporting year 2023 (“Ribbon Products”), include gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (collectively, “Conflict Minerals”). The Company has further determined that these Conflict Minerals are necessary to the functionality or production of the Ribbon Products.

The Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the Conflict Minerals in the Ribbon Products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country”) and whether the Conflict Minerals are from recycled or scrap sources. Based on its RCOI, the Company knows or has reason to believe that some of the Conflict Minerals in the Ribbon Products originated in the Covered Countries and are not from recycled or scrap sources. The Company therefore engaged in due diligence on the source and chain of custody of the Conflict Minerals in the Ribbon Products that originated or may have originated in the Covered Countries, as described in its Conflict Minerals Report filed herewith as Exhibit 1.01, and available on the Investor Relations — Corporate Governance section of the Company’s website at http://investors.ribboncommunications.com/governance.cfm.

Item 1.02. Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company is filing as an exhibit to this Form SD the Conflict Minerals Report required by Item 1.01.

Section 2 — Exhibits

Item 2.01. Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit 1.01	Conflict Minerals Report for the year ended December 31, 2023, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2024	RIBBON COMMUNICATIONS INC.

	By:	/s/ Patrick Macken
Patrick W. Macken
Executive Vice President, Chief Legal Officer and Secretary